July 24, 2019

Via EDGAR

Mr. Jay Williamson

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-0213

Re: Responses to Comments on Post-Effective Amendment No. 165 to the Registration Statement on Form N-1A of USAA Mutual Funds Trust (File Nos. 033-65572; 811-7852)

Dear Mr. Williamson:

On behalf of the above-referenced registrant, set forth below are the comments that were provided telephonically by Mr. Jay Williamson of the staff ("Staff") of the U.S. Securities and Exchange Commission (the "SEC") on July 12, 2019, concerning Post-Effective Amendment No. 165 (the "Post-Effective Amendment") to the Registration Statement on Form N-1A of USAA Mutual Funds Trust (the "Trust"), which was filed with the SEC on May 29, 2019, on behalf of the USAA Tax Exempt Long-Term Fund, USAA Tax Exempt Intermediate-Term Fund, USAA Tax Exempt Short-Term Fund, USAA Tax Exempt Money Market Fund, USAA New York Bond Fund, USAA California Bond Fund, USAA Virginia Bond Fund, USAA Target Managed Allocation Fund, and USAA Global Equity Income Fund (each, a "Fund" and collectively, the "Funds")1 and the Trust's responses thereto.

The Staff's comments are set forth in italics and are followed by the Trust's responses. Unless otherwise noted, defined terms have the same meanings as in the Post-Effective Amendment.

General Comments

1.Comment: In response to the Staff's comments, please file a written response as correspondence on EDGAR and include sample revised disclosure. Please apply comments on one section of the Post-Effective Amendment to other sections where applicable. Please file your responses in advance of the effective date of the Post-Effective Amendment to allow time for review.

Response: The Trust is filing this letter as correspondence on EDGAR to respond in writing to the Staff's comments on the Post-Effective Amendment. Where appropriate, the Trust will

1Victory Capital means Victory Capital Management Inc., the investment manager of the USAA Mutual Funds. USAA Mutual Funds are distributed by Victory Capital Advisers, Inc., a broker dealer registered with FINRA and an affiliate of Victory Capital. Victory Capital and its affiliates are not affiliated with United Services Automobile Association or its affiliates. USAA and the USAA logos are registered trademarks and the USAA Mutual Funds and USAA Investments logos are trademarks of United Services Automobile Association and are being used by Victory Capital and its affiliates under license.

303540678

include sample revised disclosure and will apply comments on one section of the Post-Effective Amendment to other sections.

2.Comment: The Staff notes that the cover page requests that the filing become effective on July 1, 2019, which is inconsistent with the date used in the prospectuses and the date referenced in the cover letter. The Staff has assumed that the July 1, 2019 date is erroneous. Please confirm the date intended as the effective date.

Response: The intended effective date is August 1, 2019. This will be corrected on the facing sheet of the next post-effective amendment for the Funds, which we anticipate will be filed pursuant to paragraph (b) of Rule 485 for effectiveness on August 1.

Prospectus

3.Comment: The Staff notes that the prospectuses will be dated August 1, 2019. The Staff also notes that the footnotes to the fee tables regarding the expense reimbursement arrangements provide that the adviser has contractually agreed to waive and/or reimburse certain expenses through June 30, 2021. However, the expense examples provide that the expense reimbursement arrangements will continue for a two year period. Please reconcile the dates in the footnotes so that the disclosure reflects that the expense reimbursement arrangements will continue for two full years from the date of the prospectuses.

Response: The footnotes to the fee tables continue to disclose that the expiration of the expense reimbursement arrangement is June 30, 2021. However, the disclosure accompanying the expense examples has been revised to disclose that the effect of the expense reimbursement arrangement is reflected "through its expiration." As such, the expense reimbursement arrangement will be reflected in the "3 Years" number in the expense examples only through June 30, 2021.

4.Comment: The Staff notes that the portfolio managers are members of the "Adviser's USAA Investments investment franchise," as described on page 6 under the heading "Investment Adviser." The Staff also notes several instances where the portfolio managers appear to be newly appointed. Please confirm the accuracy and appropriateness of that statement. In addition, please confirm the accuracy and completeness of the investment strategy disclosures in light of the new portfolio managers of several Funds. Please discuss any new or anticipated changes in investment strategies, philosophies, or techniques in connection with new portfolio managers or explain how you determined that no revisions are necessary.

Response: As a result of its acquisition of the former investment adviser to the Funds, Victory Capital has hired the former adviser's fixed income investment team under the brand name, USAA Investments, A Victory Capital Investment Franchise,2 which has been licensed for

2Victory Capital means Victory Capital Management Inc., the investment manager of the USAA Mutual Funds. USAA Mutual Funds are distributed by Victory Capital Advisers, Inc., a broker dealer registered with FINRA and an affiliate of Victory Capital. Victory Capital and its affiliates are not affiliated with United Services Automobile Association or its affiliates. USAA and the USAA logos are registered trademarks and the USAA Mutual Funds and USAA Investments logos are trademarks of United Services Automobile Association and are being used by Victory Capital and its affiliates under license.

303540678

Victory Capital's use by USAA. As part of the transition to Victory Capital, the team decided to promote several existing team members to portfolio managers of several Funds. The Trust confirms that there are no new or anticipated material changes to any Fund's investment strategy, philosophy, or techniques in connection with the new portfolio managers.

5.Comment: The Staff notes that the Funds' transfer agent may assess a small balance account fee of $12 to each shareholder account with less than $2,000, as described on page 57 under the heading "Account Balance." The Staff also notes that these fees do not appear to be reflected in the Funds' fee tables pursuant to Item 3 of Form N-1A (see Maximum Account Fees). Please revise or advise as appropriate.

Response: Instruction 2(d) to Item 3 of Form N-1A indicates that a Fund is required to disclose account fees that may be charged to a "typical investor" in the Fund, and the Fund is not required to disclose "fees that apply to only a limited number of shareholders based on their particular circumstances." The small account balance fee only applies to shareholders whose account balance falls below a minimum threshold amount. Additionally, the Fund's transfer agent has voluntarily chosen to not currently impose the small account balance fee described on page 57; however, the Trust includes the disclosure to provide flexibility to charge the fee at a future time. For these reasons, the Trust respectfully declines to make this revision.

Statement of Additional Information

6.Comment: The Staff notes the disclosure regarding the credit agreement with Citibank, N.A. ("Citibank"), under which the Funds may borrow up to $600 million, of which $40 million is reserved for use by the Victory Floating Rate Fund, as described on page 8 under the heading "Investment Policies – Borrowing Money and Issuing Senior Securities." Please explain to the Staff any material restrictions, covenants, or limitations regarding the ability of one or more Fund to borrow pursuant to the credit agreement. In addition, please clarify the reference to "short term" and explain how the Funds intend to use the credit agreement.

Response: The Funds are party to two credit facilities with Citibank — one committed and one uncommitted, each providing for a $300 million line of credit in favor of the Funds and various affiliated Funds. Under internal credit allocation guidelines adopted by the Funds and the affiliated Funds, $40 million of the credit available under the committed facility and $60 million of the credit available under the uncommitted facility is reserved for the exclusive use of the Victory Floating Rate Fund (a series of Victory Portfolios, a separate investment company registered under the Investment Company Act of 1940, as amended). Thus, taken together, the two credit facilities enable the Funds to borrow up to $500 million on any business day, of which $260 million is committed and $240 million is uncommitted. Each Fund is obligated to pay its pro rata portion (adjusted to reflect Victory Floating Rate Fund's special obligation to pay all commitment fees on the $40 million in committed credit that Victory has reserved for its use), based on average net assets, of the 0.15% commitment fee payable to Citibank under the committed facility and of any other joint expenses incurred under both credit facilities. Each Fund is severally, but not jointly, liable to repay its own loans and to pay the interest accruing on its loans.

303540678

Each loan under each credit facility must be in an amount of $500,000 or an integral multiple of $100,000 in excess thereof. No Fund may obtain a loan under either credit facility if, after giving effect to the requested loan, either (i) the aggregate amount of all loans under that credit facility that are outstanding to that Fund would be greater than one-third of the value of that Fund's net assets, or (ii) the Fund's outstanding debt (including loans under both credit facilities) would exceed the maximum amount of debt that such Fund is permitted to have under its prospectus and statement of additional information or under the Investment Company Act of 1940, as amended. Each Fund is limited to having only one loan under the committed credit facility outstanding on any day; no such limit applies under the uncommitted credit facility. Funds having more than 25% of their total assets consisting of margin stock (as defined under Federal Reserve Board Regulation U) may not have outstanding loans under either credit agreement that would exceed 50% of the fair market value of such margin stock.

The Trust has revised the above-referenced disclosure as follows: "Effective July 1, 2019, each Fund, ~~participates, along~~ together with other funds of the Trust and Victory Portfolios, Victory Portfolios II and Victory Variable Insurance Funds, participates in a ~~short-term,~~ 364 day committed credit facility and a 364-day uncommitted, demand credit facility with Citibank, N.A. (Citibank). Each such credit facility may be renewed if so agreed by the parties."

The purpose of the credit facilities are to meet temporary or emergency cash needs, including but not limited to redemption requests that might otherwise require the untimely disposition of securities.

7.Comment: The Staff notes the disclosure regarding the Funds' potential to engage in securities lending activities, as described on page 9 under the heading "Investment Policies – Lending of Securities." Please confirm that the information required by Item 19(i) of Form N-1A is not required or revise each SAI to include the disclosure, as applicable.

Response: The Funds did not engage in securities lending activities during the most recent fiscal year ended March 31, 2019. Accordingly, the information required by Item 19(i) of Form N-1A is not required.

* * *

If you have any questions with respect to the enclosed, please contact me at (216) 898-2526.

Sincerely,

/s/ Erin G. Wagner

Erin G. Wagner

303540678